Exhibit 99.1
Regulatory release

Three month period ended March 31, 2023
Unaudited Condensed Interim Financial Report
On May 4, 2023, Shell plc released the Unaudited Condensed Interim Financial Report for the three month period ended March 31, 2023, of Shell plc and its subsidiaries (collectively, “Shell”).

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